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                            June 24, 2021

       Scott D. Kaufman
       Chief Executive Officer
       Wizard Brands, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Wizard Brands, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 10, 2021
                                                            File No. 333-255445

       Dear Mr. Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

       Amendment No. 2 to Form S-1 filed June 10, 2021

       General

   1. We note your response to our prior comment one; however, we are unable to agree that this is a resale
transaction. Since you are not eligible to conduct a primary offering on
                                                        Form S-3 in reliance on
General Instruction I.B.1 of Form S-3, you are ineligible to conduct a primary
at-the-market offering. Please name the investor as an underwriter and disclose the price at
which it will sell the shares of common stock.
 Scott D. Kaufman
FirstName  LastNameScott D. Kaufman
Wizard Brands, Inc.
Comapany
June       NameWizard Brands, Inc.
     24, 2021
June 24,
Page  2 2021 Page 2
FirstName LastName
      Please contact at Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-
3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services